SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                   Commission  File  Number:  0-12050
(Check  one)

|  |  Form  10-K  and  Form  10-KSB        |  |  Form  11-K
|  |  Form  20-F      |X|  Form  10-Q  and  Form  10-QSB      |  |  Form  N-SAR

     For  the  period  ended  September  30,  1999

|  |  Transition  Report  on  Form  10-K  and  Form  10-KSB
|  |  Transition  Report  on  Form  20-F
|  |  Transition  Report  on  Form  11-K
|  |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
|  |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: __________________________________


                                     PART I

                             REGISTRANT INFORMATION

Full  name  of  registrant:       SafeGuard  Health  Enterprises,  Inc.

Former  name  if  applicable:     N/A

Address  of  principal
executive  office:                95  Enterprise

City,  State  and  Zip  Code:     Aliso  Viejo,  California  92656

                                     PART II

                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


           (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X|   (b)  The  subject  annual  report,  semi-annual  report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company announced on November 12, 1999, that it believes its revenue, and therefore its earnings, for the quarter and nine months ended September 30, 1999, which were previously announced on October 21, 1999, were overstated by a material amount. The Company also believes that its results of operations for the periods ended March 31, 1999 and June 30, 1999 may be restated. The Company is in the process of determining the adjustments required to properly state its results of operations for each of these periods. The Company requires additional time to review this matter and expects to report its restated results of operations as soon as they are available.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
     Ronald  I.  Brendzel,  Senior  Vice President & Secretary    (949) 425-4110
     ---------------------------------------------------------------------------
     (Name)     (Area  Code)  (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        |X|  YES     |  |  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        |X|  YES     |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:
     -----------

     The Company requires additional time within which to complete its review and analysis of its financial results for the third quarter and nine
     (9) month period  ended  September  30,  1999.

     Exhibits
     --------
     None.
     -----


                       SafeGuard Health Enterprises, Inc.
                       ----------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                 /s/  RONALD I. BRENDZEL
                                 -------------------------
Date:  November 16, 1999         By:  Ronald I. Brendzel,
                                 Senior Vice President & Secretary